FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)

Please refer to the attached press release of First Pacific Company Limited in relation to the Unaudited Financial Results of Philippine Long Distance Telephone Company, a major operating associate of First Pacific, for the first six months of 2007.

Dated this 7th day of August, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

NEWS
R E L E A S E

PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Tuesday, 7 August 2007

PLDT'S FIRST HALF 2007 CORE NET INCOME UP 13% TO P17.2 BILLION
INCOME BEFORE TAX UP 40% TO P26.0 BILLION
CONSOLIDATED EBITDA AT P41.8 BILLION
TWO DIVIDENDS DECLARED: INTERIM DIVIDEND OF P60 PER SHARE AND SPECIAL DIVIDEND OF P40 PER SHARE
TOTAL INTERIM AND SPECIAL DIVIDENDS OF P18.8 BILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group holds an economic interest of approximately 27 per cent.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua	**Anna V. Bengzon**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Press release

FIRST HALF 2007 CORE NET INCOME UP 13% TO ₱17.2 BILLION
INCOME BEFORE TAX UP 40% TO ₱ 26.0 BILLION
CONSOLIDATED EBITDA AT ₱41.8 BILLION
TWO DIVIDENDS DECLARED: INTERIM DIVIDEND OF ₱60 PER SHARE AND SPECIAL DIVIDEND OF ₱40 PER SHARE
TOTAL INTERIM AND SPECIAL DIVIDENDS OF ₱18.8 BILLION

- Consolidated core net income at ₱17.2 billion, an increase of 13% from previous year's ₱15.2 billion
- Consolidated net income of ₱17.0 billion for the first half of 2007, 11% higher than last year, due to higher foreign exchange gains, lower additional depreciation charges and an increase in provision for taxes
- Income before tax surged 40% to ₱26 billion in the first half of 2007 while provision for taxes increased by ₱5.7 billion to ₱8.7 billion during the period
- Consolidated EBITDA reaches ₱41.8 billion, up 4% from last year's ₱40.1 billion; consolidated EBITDA margin at 62% of service revenues
- Consolidated service revenues improve 11% year-on-year to ₱67.0 billion; wireless service revenues increase 11% to ₱43.0 billion
- Free cash flow at ₱24.4 billion after incurring capital expenditures of ₱10 billion
- Interim dividend of ₱60 per share and special dividend of ₱40 per share declared. Approximately ₱18.8 billion in dividends to be paid in September
- Cellular net additions of 2.9 million for the period; subscriber base surpasses 27 million at the end of June 2007
- Broadband continues strong growth as broadband subscribers reach 422,000 and total revenue contribution from broadband and internet services surges 40% to ₱3.3 billion for the first six months of 2007

MANILA, Philippines, 7th August 2007 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced a consolidated core net profit, before foreign exchange translation and derivative gains, of ₱17.2 billion for the first six months of 2007, up 13% from ₱15.2 billion in the same period last year. Reported net profit, reflecting such translation and derivative gains, lower additional depreciation charges and higher provision for income tax, rose by 11% to ₱17.0 billion compared with the reported net income of ₱15.3 billion in the same period last year. The Group's income before tax increased by 40% to ₱26 billion in the first half of 2007. Provision for income tax, however, also increased by 192%, or about ₱5.7 billion, to ₱8.7 billion as the Group's effective tax rate went up to 34% during the period.

Consolidated service revenues increased by 11% to ₱67.0 billion, notwithstanding the 9% appreciation of the peso which negatively impacted the growth of service revenues by almost 4%, owing to the linkage of 38% of PLDT's consolidated revenues to the U.S. dollar. If the peso-U.S. dollar exchange rate remained stable for the period under review, consolidated service revenues would have grown by over 14%, or by a further ₱2.3 billion. Consolidated EBITDA improved by 4% to ₱41.8 billion while EBITDA margin was at 62%.

Consolidated free cash flow remained robust at ₱24.4 billion in the first half of 2007, after incurring consolidated capital expenditures of ₱10 billion during the period. Capital expenditures for the Group are expected to increase to ₱25 billion in 2007 as a result of the higher than expected take up of cellular and wireless broadband subscribers coupled with the continued roll out of our Next Generation Network ("NGN"), principally in areas that are unserved or underserved.

Reflecting these strong cash flows, the Company's Board of Directors, earlier today, declared an interim dividend of ₱60 per share, representing approximately 70% of the core earnings attributable to each common share of ₱89.75. Also, the Company's Board of Directors declared a special dividend of ₱40 per share, representing an additional 25% cash dividend payout of 2006 core earnings. This brings the total dividend payout of our 2006 net earnings to 85%. PLDT expects to pay out a total of ₱18.8 billion in dividends to all common shareholders on 24th September 2007.

The Group's consolidated balance sheet continued to strengthen with consolidated gross debt balances at US$1.6 billion, after a net debt reduction of almost US$170 million was made in the first six months of 2007. After reflecting cash balances, consolidated net debt stood at US$940 million as at 30th June 2007. But after taking into account the common dividends to be paid at the end of September this year, the Group's consolidated net debt to EBITDA would be 0.7 times, net debt to free cash flow at 1.3 times and net debt to equity would be 0.7 times.

"We are extremely pleased to announce the declaration of two dividends – an interim one of ₱60 per share as part of our regular dividend payout program and a second, special dividend of ₱40 per share which was made possible by the continued strong performance of the Group. The special dividend demonstrates the Group's solid operating and cash flow performance and fulfills our commitment to improve shareholder returns as we continue to seek new growth opportunities," stated **Manuel V. Pangilinan, PLDT Chairman.**

On 6th August 2007, the Board of Directors of our wireless subsidiary, Pilipino Telephone Corporation ("Piltel"), declared dividends on its Series A, C, D and J preferred shares and authorized the settlement of the Company's accumulated dividends in arrears accruing to these shares. Series A and D were issued to the cities of Baguio and Olongapo, respectively, while Series C was issued to subscribers of Piltel's fixed line business. Series J constitutes the largest series of the Class I preferred shares. These shares were issued to PLDT in relation to the Letter of Support executed by PLDT in June 2001 under the terms of Piltel's original debt restructuring, and carry an effective dividend rate of 9% per annum. All Class I preferred shares are redeemable at Piltel's option.

Piltel expects to pay a total of ₱2.60 billion relating to the dividends in arrears and another ₱145 million relating to current dividends. PLDT, as the holder of the Series J preferred shares, will be receiving ₱2.73 billion of such dividends to be paid by Piltel.

Wireless: Propelling Revenues Upwards

Consolidated wireless service revenues rose to ₱43.0 billion for the first six months of 2007, 11% higher than the ₱38.6 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc. ("Smart") and Piltel have extended their stellar performance. Wireless service revenues in the second quarter improved by 6% quarter-on-quarter to ₱22.2 billion from ₱20.8 billion first quarter. The increase is partly attributable to the impact of election-related spending, and the continued focus of Smart on driving subscriber activations and providing better value packages for SMS and voice services. In the first half of 2007, cellular data revenues grew 15%, cellular voice revenues improved 7% and wireless broadband revenues surged 211%.

Consolidated wireless EBITDA improved by 10% to ₱28.2 billion in the first half of 2007 from ₱25.7 billion for the same period in 2006 while EBITDA margins were maintained at 66%.

The PLDT Group's total cellular subscriber base for the quarter grew by 2.9 million to close at 27.1 million. Smart recorded net additions of approximately 1.95 million subscribers while *Talk 'N Text* added about 985,000 subscribers to end the first six months of 2007 with 19.1 million and almost 8.0 million subscribers, respectively.

Smart's extensive infrastructure and robust platform enable it to continue being the leader in developing innovative voice and text packages that offer the most value and variety to its customers.

Smart's wireless broadband service - branded *SmartBro* - has grown its wireless broadband subscriber base to about 210,000 at the end of June 2007, adding 88,000 new subscribers in the first six months. Smart now has over 2,610 wireless broadband-enabled base stations providing high-speed internet access to over 500 cities and municipalities all over the Philippines. Wireless broadband revenues grew 211%, from ₱300 million in the first half of 2006 to about ₱930 million in the first half of 2007. *SmartBro* is an integral part of the PLDT Group's strategy to be at the forefront of "broadbanding" the country.

On 24th July 2007, 360media Corp., in partnership with Smart, launched *myTV,* the first commercial mobile TV service in the country. This service enables Smart subscribers with mobile TV-capable handsets to enjoy *myTV*'s range of top-rated TV channels. *myTV* uses Digital Video Broadcasting – Handheld, or DVB-H, platform that delivers real-time events through a digital TV signal optimized for mobile devices. Programs can be simultaneously viewed by an unlimited number of subscribers, thus making television viewing conveniently available always and everywhere. In contrast, *myTV* is not transmitted through the cellular network unlike mobile TV from video streaming and video-downloads services which are currently offered through 3G cellular networks. Initial coverage areas include Mega Manila, Cebu, Davao, Tagaytay, Batangas and Baguio. The mobile TV package will involve a monthly charge of ₱488 in addition to the regular postpaid airtime plans. Prepaid subscribers on the other hand, need only to maintain a ₱1 airtime load on top of the ₱488 monthly *myTV* package to avail of the service. *myTV* service will be free until August 31st 2007.

"Mobile TV is the latest life-changing innovation being introduced by Smart in collaboration with 360media, Smart's broadcast service partner. Through this innovative service, Smart will enable its subscribers to watch news, general information, sports and entertainment programs

through specially enabled mobile handsets while on the go," said **Napoleon L. Nazareno, PLDT President and CEO.**

On 2nd August 2007, Smart announced a partnership with global satellite communications service firm Inmarsat plc to offer a wider terrestrial and maritime coverage for its satellite phone services, *SMARTLink*. This strategic collaboration involves Inmarsat making available its global satellite infrastructure for the delivery of Smart's products and services to *SmartLink* subscribers as well as a US$5 million investment by Smart to set up the gateway facility and ground infrastructure in Subic, Zambales. The partnership will result in an initial expanded coverage for the *SMARTLink* prepaid wireless satellite phone service to include India, the Indian Ocean, the Middle East, Africa, one-half of the Australian continent, and parts of Russia and the Pacific Ocean. The *SMARTLink* services will be carried on Inmarsat's I-4 satellite, which can support both voice call services and data connectivity. This expanded coverage area complements the existing coverage provided by the Garuda I base of Asia Cellular Satellite (ACeS), which already covers 11 million square miles of Asia, from Pakistan in the west to Japan in the east and Indonesia and Papua New Guinea in the south. Eventually, in 2009, *SMARTLink's* coverage will be entirely global.

To further reinforce this foray into the maritime industry, Smart has agreed to acquire, through its wholly-owned subsidiary, Smart-Connect Holdings PTE Limited, a 30% equity interest in Blue Ocean Wireless ("BOW"), a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The investment by Smart will be US$15.9 million. BOW provides the world's first GSM network on the seas through *Altobridge*, a patented GSM platform that supports full voice and text services. In this way, seamen on board vessels at sea can talk and text anywhere in the world using this GSM cellular nautical capability. It is estimated that there are more than one million seafarers on about 46,000 vessels, of which approximately 40% are Filipinos. Smart sees BOW as an important complementary service to its prepaid wireless satellite phone service, *SMARTLink*.

"This past month has seen Smart launch new and exciting services to add to its portfolio of world-first and world-class services. The expanded *SMARTLink* coverage coupled with the cutting edge technology of BOW will enable Smart to offer our products, in a cost competitive way, to seafarers across the world, 40% of whom happen to be Filipinos." added **Nazareno.**

<u>PLDT Fixed Line: Managing Change Properly</u>

Fixed Line service revenues decreased by 2% to ₱23.6 billion in the first half of 2007 from ₱24.1 billion in the first half of 2006 mainly on account of a stronger peso. The gains realized in broadband and corporate data revenues were balanced by the decline in our traditional fixed line voice revenues. Our dollar-linked revenues arising from the local exchange and ILD businesses continue to be adversely impacted by the appreciation of the U.S. dollar/peso exchange rate. Had the peso not appreciated by 9% in the first six months of 2007 and remained relatively stable, Fixed Line revenues would have reported an increase of 2% year-on-year.

Retail DSL continued to grow as broadband subscribers reached approximately 200,000 at the end of June 2007, representing net additions of about 67,000 subscribers in the first six months of the year. PLDT also had approximately 300,000 subscribers using our Vibe dial-up Internet

service as of the end of the period. PLDT DSL and Vibe contributed ₱1.9 billion in revenues for the first six months of 2007, up 11% from ₱1.7 billion for the same period in 2006.

Fixed Line EBITDA in 2006 declined to ₱13.0 billion driven by the decrease in revenues and the increase in certain cash operating expenses, resulting in a slightly lower EBITDA margin for the period.

"Our key objective of revitalizing the Fixed Line business requires a significant amount of time, effort and resources. While the initial results of our hard work are not readily apparent, we remain intensely focused on the proper implementation of our plans – upgrading to NGN, integrating back-office support functions, streamlining processes and re-orienting our people. We are facing the challenges head-on and are prepared to make the necessary adjustments as we move towards the goal of creating a more responsive and agile organization," declared **Nazareno.**

ePLDT: Consolidating Resources

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱4.8 billion for the first six months of 2007, a 165% increase from the ₱1.8 billion revenue achieved last year. This was driven by the continued growth in call center revenues through *ePLDT Ventus* and the consolidation of SPi Technologies, Inc. (SPi), after its acquisition in July 2006. ePLDT's revenues were likewise negatively impacted by the strong appreciation of the peso since approximately 83% of its revenues are denominated in U.S. dollars. ePLDT would have reported an incremental 21% growth in revenues if the peso had remained stable year-on-year. ePLDT's revenues account for 7% of the PLDT Group's consolidated revenues.

EBITDA grew 77% to ₱536.3 million in the first half of 2007 from ₱302.2 million in the first half of 2006. EBITDA margin declined to 11% due to the 9% appreciation of the peso, the higher compensation and benefits costs associated with new employee incentive schemes and the extended lead time required to effect an orderly migration of SPi's medical and other transcription business from the United States to Asia, especially the Philippines.

Consolidated call center revenues increased 24% to ₱1.5 billion as it continued to expand its client base and improve capacity utilization. *ePLDT Ventus* operates seven facilities with combined seats of 6,030 and an employee base of over 6,000.

SPi, on the other hand, generated revenues of ₱2.6 billion in the first six months of 2007, of which 46% came from its publishing business, 28% from its healthcare unit and another 26% from its legal segment. Its recent acquisition of Springfield, a US-based medical billing and accounts receivable management service provider, is expected to boost its healthcare business as it completes its revenue cycle management offering.

"In order to capture a bigger share of the expected growth in the outsourcing business, ePLDT is now in the process of managing the functional integration of its SPi and Ventus business units to achieve efficiencies and synergy gains in certain common areas such as facilities, IT and telecommunication networks, HR, finance, and accounting. A harmonized, cross-unit sales and marketing program will also be implemented to cover a larger and broader base of

potential customers, particularly in North America. Through these integration efforts, which we expect to complete within the balance of the year, we not only foresee increased revenue contributions from the two business units but improving margins as well, particularly in the case of SPi," said **Ray C. Espinosa, ePLDT President and CEO**.

Outlook for 2007

"We are rather pleasantly surprised by the better-than-expected results for the first half of the year. Whilst our performance has been assisted in part by election-related activites, core numbers manifest improving fundamentals. This has in turn given us the confidence to revise upwards - for the second time this year – our core earnings estimate to a level higher than the earlier guidance of ₱33 billion," **Chairman Manuel V. Pangilinan** stated.

"Management has been asked and tasked to push innovation further and I can assure you that every conceivable and viable opportunity in the broader telco space is being considered, analyzed and exploited. We are quite pleased that *SmartLink, BOW* and *myTV* have been either agreed or launched – this completes the triple play convergence strategy of voice, data and video that we have raised before as a mere possibility. There is a fourth space that needs to be developed – money and its flows, both domestically and internationally. I am confident that in the near term, we will be able to bring to the market a workable application in this exciting sector in the form of Smart Remit. Indeed, this will expand the ambit of our convergence approach into a quadruple play," **Pangilinan** added.

"We look forward to delivering to our shareholders another year of improved results – in profits, in cash, and a much stronger Company," **Pangilinan** concluded.

###

	PLDT Consolidated			
	Six Months ended June 30		Three months ended June 30	
	2007	2006	2007	2006
Service revenues	67,022	60,640	34,009	30,662
Non-service revenues	1,316	1,464	703	722
Other income	453	338	242	206
	68,791	62,442	34,954	31,590
Expenses	42,801	43,817	22,274	24,237
Income before income tax	25,990	18,625	12,680	7,353
Provision for income tax	8,715	2,986	4,136	477
Net income - As Reported	17,002	15,306	8,427	6,725
EPS, Basic [a]	88.95	83.02	44.08	36.28
EPS, Diluted [a]	88.64	83.00	43.85	36.28
Core net income[b]	17,154	15,207	8,758	7,641
EPS, Basic [c]	89.75	82.48	45.83	41.34
EPS, Diluted [c]	89.45	82.46	45.61	41.34

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

END